CUSIP NO.  413353103          Page 5 of 5 Pages

             SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.   20549

                        SCHEDULE 13G

          Under the Securities Exchange Act of 1934

                     (Amendment No. 10)

                    Harold's Stores, Inc.
------------------------------------------------------------
                          ---------
                      (Name of Issuer)

                        Common Stock
------------------------------------------------------------
                          ---------
               (Title of Class of Securities)

                          413353103
------------------------------------------------------------
                          ---------
                       (CUSIP Number)

                      December 31, 1998
------------------------------------------------------------
                          ---------
   (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [     ]   Rule 13d-1(b)
          [     ]   Rule 13d-1(c)
          [ X ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on Following Page(s))

1.   NAME OF REPORTING PERSON
                                        Michael T. Casey
     S.S. OR I.R.S.   IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                             (A)  [     ]
                                                    (B)  [     ]
------------------------------------------------------------

3.   SEC USE ONLY

------------------------------------------------------------

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                            United States
------------------------------------------------------------

                             5.    SOLE VOTING POWER  364,432
        NUMBER OF
         SHARES               ---------------------------------
       BENEFICIALLY          6.    SHARED VOTING POWER  1,500
         OWNED
        BY EACH               ---------------------------------
       REPORTING             7.    SOLE DISPOSITIVE POWER 364,432
         PERSON
          WITH                -----------------------------------
                             8.   SHARED DISPOSITIVE POWER  1,500
-----------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH  REPORTING
PERSON                                                    365,9321
------------------------------------------------------------

10.  CHECK  IF  THE  AGGREGATE AMOUNT IN  ROW  (9)  EXCLUDES
     CERTAIN SHARES  (See Instructions)                     [  X  ]
------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                                        6.0%
------------------------------------------------------------

12.  TYPE OF REPORTING PERSON  (See Instructions)

                             IN
------------------------------------------------------------

Item 1 (a)     Name of Issuer:
          -------------------
          Harold's Stores, Inc.


Item  1  (b)      Address  of Issuer's  Principal  Executive
                  Offices:
          --------------------------------------------------
          765 Asp
          Norman, Oklahoma 73069


Item 2 (a)     Name of Person Filing:
          ----------------------------
          Michael T. Casey


Item  2 (b)     Address of Principal Business Office or,  if
                non, Residence:
          ---------------------------------------------
          765 Asp
          Norman, Oklahoma 73069


Item 2 (c)     Citizenship:
          --------------
          United States


Item 2 (d)     Title of Class of Securities:
          ---------------------------------
          Common Stock, par value $.01


Item 2 (e)     CUSIP Number:
          --------------------
          413353103


Item 3    If this statement is filed pursuant to
          240.13d-1(b)  or  240.13d-2(b)  or  (c),  check
          whether the person filing is a:
          --------------------------------
               Not Applicable



Item 4    Ownership:
          ---------------------------------------------

     (a)  Amount Beneficially Owned:
          -----------------------------------
          365,932 shares

                Included in this amount are 1,500 shares  of
          Common Stock held jointly by Mr. Casey and Mr. Casey's wife. Also included in this amount are 42,000 shares of Common Stock which are held by the H. Rainey & Mary U. Powell Family 1997 Irrevocable Trust, as to which Mr. Casey is Trustee. Mr. Casey disclaims beneficial ownership of shares held by the Trust. Not included are 657,392 shares of Common Stock held by Mr. Casey's wife, Rebecca Powell Casey, and 105,123 shares of Common Stock held by Ms. Casey as custodian for their minor children, over which Mr. Casey disclaims beneficial ownership.

     (b)  Percent of Class:
          --------------------
          6.0%

     (c)  Deemed Voting Power and Disposition Power:
          --------------------------------------------------

          (i)  sole power to vote or to direct the vote       364,432
         (ii)  shared power to vote or to direct the  vote      1,500
        (iii)  sole power to dispose or to direct  the
               disposition of                                 364,432
         (iv)  shared power to dispose or to direct the
               disposition of                                  1,500


Item 5         Ownership of Five Percent or Less of a Class:
          --------------------------------------------------

          Not Applicable


Item 6         Ownership of More than Five Percent on Behalf
          of Another Person:
          --------------------------------------------------

          The H. Rainey Powell & Mary U. Powell Family 1997 Irrevocable Trust, as to which the reporting person is Trustee, receives dividends or proceeds from 42,000 shares of Common Stock indicated as beneficially owned by the reporting person in his capacity as Trustee.


Item  7   Identification  and Classification  of  the
          Subsidiary which Acquired the  Security Being
          Reported on  by  the  Parent Holding Company:
          --------------------------------------------------
          Not Applicable

Item  8   Identification and Classification of Members
          of the Group:
          --------------------------------------------------
          Not Applicable


Item 9         Notice of Dissolution of Group:
          --------------------------------------
          Not Applicable


Item 10   Certifications:
          ----------------
          Not Applicable


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, compete and correct.


     Date:     February 16,  1999.


     Signature:           /s/ Michael T. Casey
                              Michael T. Casey














_______________________________
               1         Included in this amount are 1,500 shares
          of Common Stock held jointly by Mr. Casey and Mr. Casey's wife. Also included in this amount are 42,000 shares which are held by The H. Rainey &
          Mary  U. Powell Family 1997 Irrevocable Trust,  as
          to   which  Mr.  Casey  is  Trustee.   Mr.   Casey
          disclaims beneficial ownership of shares  held  by
          the  Trust.   Not included are 657,392  shares  of
          Common Stock held by Mr. Casey's wife, Rebecca Powell Casey, and 105,123 shares of Commom Stock held  by  Ms.  Casey as custodian for their  minor
          children,   over   which   Mr.   Casey   disclaims
          beneficial ownership.